

RICHMONT

REPORT TO THE SHAREHOLDERS



2

Six-Month Period Ended June 30, 2004

For more information

Richmont Mines Inc.
1 Place-Ville-Marie
Suite 2130
Montreal, Quebec
Canada H3B 2C6

Tel: (514) 397-1410
Fax: (514) 397-8620

info@richmont-mines.com

Listings: Toronto, AMEX

Ticker Symbol: RIC

www.richmont-mines.com



MANAGEMENT'S REPORT

MONTREAL, July 28, 2004 – In this report, the management of Richmont Mines seeks to present the highlights of the Company's activities for the first two quarters of 2004. Equipped with adequate systems of internal accounting and administrative controls, management is able to provide reasonable assurance that the financial information included in this report is relevant and reliable. All financial information is presented in accordance with Canadian Generally Accepted Accounting Principles (GAAP), and the reporting currency is the Canadian dollar unless otherwise indicated. This report should be read in conjunction with Richmont Mines' annual report for 2003, the unaudited quarterly financial statements and the accompanying notes. Richmont Mines will henceforth present its production data using the metric system, the method most widely used in Canada. Additional information about the Company, including its annual information form, can be found on the SEDAR Web site at www.sedar.com and on the Richmont site at www.richmont-mines.com.

Company profile
As a gold producer, Richmont Mines focuses its activities on advanced exploration as well as the development and operation of underground gold mines.

The Company's operations are based in Quebec, Ontario and Newfoundland. Richmont has one operating mine, two mills and several exploration properties. Location maps can be found in the 2003 annual report.

Overall performance
During the three-month period ended June 30, 2004, Richmont Mines returned to profitability with net earnings of $1,152,012, or $0.07 per share, compared with net earnings of $1,317,947, or $0.08 per share, during the second quarter of 2003. Cash flow from operations before the net change in non-cash working capital was $2,240,094 compared with $3,030,885 for the same period last year.

For the six-month period ended June 30, 2004, the Company reported net earnings of $29,852, or nil per share, compared with net earnings of $1,515,707, or $0.10 per share, for first six months of 2003. Cash flow from operations before the net change in non-cash working capital was $2,637,807 compared with $4,406,806 for the same period last year.

Changes in accounting policies
At the beginning of fiscal 2003, the Company adopted in advance the recommendations of new Section 1100 of the Canadian Institute of Chartered Accountants Handbook "Generally Accepted Accounting Principles." To this end, the Company now excludes the future investments in capital assets required to extract proven and probable reserves and to transform resources into reserves, which constitutes a change in an accounting policy. In accordance with paragraph 34 c) of Section 1100, the Company applied this change prospectively. Following the application of this change, the amortization expense for 2003 was reduced by $1,227,028 in comparison with 2002.

Operating results

Revenues

Richmont Mines' precious metal revenues for the second quarter totalled $13,180,348 compared with $14,275,129 for the same period of 2003. Gold sales during this quarter declined from 29,458 ounces at an average selling price of CAN$485 (US$346) in 2003 to 24,587 ounces at an average selling price of CAN$536 (US$400) in 2004. The average selling price of gold for the corresponding quarter of 2003 was US$347 compared with US$393 in 2004. The number of ounces of gold sold decreased because the Hammerdown Mine closed during the quarter. The higher average selling price of gold partly compensated for the drop in revenue from gold sales. Gold revenues were also affected, to a lesser extent, by the appreciation of the Canadian dollar. The average market exchange rate was 1.36 for the second quarter of 2004 and 1.40 for the same period in 2003.

During the second quarter, gold sales from the Beaufor Mine in Quebec totalled 19,185 ounces, higher than the 15,754 ounces sold during the same period the previous year. The Hammerdown Mine in Newfoundland contributed sales of 5,402 ounces of gold compared with 13,704 ounces during the same period of 2003. The closing of the mine in May 2004 accounts for this decrease.

Other revenues totalled $288,309 compared with $863,759 during the second quarter of 2003, when the Company received $458,263 in government assistance from the Quebec Ministry of Natural Resources by virtue of an agreement designed to facilitate the resumption of operations at the Beaufor Mine.

For the six-month period ended June 30, 2004, revenues were $20,350,878 compared with $24,834,538 for the same period in 2003. Revenues from gold sales declined by $3,609,307, primarily because gold sales decreased from 46,986 ounces in 2003 to 36,770 ounces in 2004. However, the average Canadian price obtained per ounce of gold increased by 8%, climbing from $498 per ounce in 2003 to $538 per ounce in 2004. Other revenues for this period declined from $1,436,416 in 2003 to $562,063 in 2004, as a result of the $826,352 in government assistance received from the Quebec Ministry of Natural Resources in 2003.

Expenses

Operating expenses

During the second quarter, ore production from the Beaufor Mine was 27,074 tonnes higher than during the same quarter last year, while Hammerdown produced 17,860 fewer tonnes. This overall 9%, or 9,214-tonne, increase in ore production accounts for the variation in operating costs, which increased from $9,058,618 for the second quarter of 2003 to $9,351,682 for the same period of 2004.

During the first six months of the year, Beaufor produced 16,208 more tonnes than in 2003 and Hammerdown 15,998 fewer tonnes, accounting for the slight 2% decrease in operating costs, which totalled $14,466 493 compared with $14,818,695 for the same period last year.

Exploration and project-evaluation expenses

For the second quarter of 2004, exploration and project-evaluation costs were $555,884 compared with $1,003,233 in 2003, while $152,067 and $397,868 in tax credits were respectively applied directly against these costs.

For the first six months of the year, exploration and project-evaluation expenses totalled $1,315,486, including $366,014 in tax credits, compared with $2,687,995 in 2003, including $397,868 in tax credits. Given the more advanced state of work on the East Amphi project, the exploration expenses incurred on this property have been capitalized. Exploration expenses for all Richmont Mines properties remain in line with the forecasts made at the beginning of the year.

Administration expenses

Administration expenses were $239,770 lower than during the second quarter of 2003. This decrease is due to lower stock-based compensation expenses than in 2003 and to corporate tax refunds.

Administrative expenses for the first half of the year increased from $1,424,856 in 2003 to $1,750,998 in 2004. This 23% increase is attributable to stock-based compensation, since 290,000 options were granted during this period in 2004 compared with 95,000 during the first six months of 2003.

Depreciation expenses

Depreciation expenses for the second quarter were $1,131,636 compared with $1,650,252 in 2003. For first six months of the year, they totalled $2,044,370 compared with $2,476 790 during the same period of 2003. This decrease primarily reflects lower gold production, since these expenses are calculated based on the number of ounces of gold sold.

PRINCIPAL FINANCIAL DATA

	Three-month period ended June 30,		Six-month period ended June 30,	
	2004	2003	2004	2003
Results ($)				
Revenues	**13,468,657**	15,138,888	**20,350,878**	24,834,538
Net earnings	**1,152,012**	1,317,947	**29,852**	1,515,707
Cash flow from operations before net change in non-cash working capital	**2,240,094**	3,030,885	**2,637,807**	4,406,806
Results per share ($)				
Net earnings				
Basic	**0.07**	0.08	**-**	0.10
Diluted	**0.07**	0.08	**-**	0.09
Weighted average number of common shares outstanding	**16,171,935**	15,931,420	**16,175,905**	15,893,430
Average selling price of gold per ounce	**US$400**	US$346	**US$401**	US$355

	June 30, 2004	December 31, 2003
Financial position ($)		
Total assets	**53,651,172**	53,495,197
Working capital	**28,853,398**	31,183,975
Long-term debt	**-**	-

PRODUCTION AND SALES DATA

	Three-month period ended June 30			
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Beaufor Mine	**2004**	**17,663**	**19,185**	**US$298**
	2003	15,344	15,754	US$233
Hammerdown Mine	**2004**	**6,503**	**5,402**	**US$250**
	2003	11,285	13,704	US$217
Total	**2004**	**24,166**	**24,587**	**US$288**
	2003	26,629	29,458	US$226

	Six-month period ended June 30			
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Beaufor Mine	**2004**	**27,480**	**26,147**	**US$305**
	2003	27,348	27,206	US$238
Hammerdown Mine	**2004**	**11,899**	**10,623**	**US$280**
	2003	18,942	19,780	US$222
Total	**2004**	**39,379**	**36,770**	**US$298**
	2003	46,290	46,986	US$232

2003 average exchange rate: US$1 = CAN$1.40

2004 estimated exchange rate: US$1 = CAN$1.34

SUMMARY OF LAST EIGHT QUARTERS

(in thousands of $)	2002		2003				2004	
	3rd qtr.	4th qtr.	1st qtr.	2nd qtr.	3rd qtr.	4th qtr.	1st qtr.	2nd qtr.
Revenues	17,322	13,605	9,697	15,139	11,530	13,943	6,882	13,469
Net earnings (net loss)	4,069	49	200	1,315	987	2,533	(1,122)	1,152
Net earnings (net loss) per share								
Basic	0.27	-	0.01	0.09	0.06	0.16	(0.07)	0.07
Diluted	0.26	-	0.01	0.09	0.06	0.15	(0.07)	0.07
Cash flow from operations[1]	6,541	3,249	1,355	3,031	2,544	3,970	398	2,240

[1] before net change in non-cash working capital

Beaufor

The 20,700 tonnes of ore in inventory at the end of the first quarter of 2004 were processed along with the production of the second quarter, partly accounting for an increase in the ounces of gold sold compared with the second quarter of 2003. Gold sales totalled 19,185 ounces compared with 15,754 ounces for the same period in 2003. For the first six months of 2004, sales were slightly lower than during the corresponding period of 2003, declining to 26,147 ounces of gold from 27,206 ounces in 2003. The fact that the grades obtained were 15% lower than during the first six months of 2003, combined with the appreciation of the Canadian dollar, resulted in an increase in the average production cost, which rose from US$238 per ounce in 2003 to US$305 per ounce in 2004. In light of the results obtained to date, the Company remains confident that it will meet its 2004 production target of 52,000 ounces of gold from the Beaufor Mine.

Exploration

As for the exploration work carried out at the Beaufor Mine, several holes were drilled, including four surface holes for a total of 1,603 metres, five underground holes totalling 3,720 metres, as well as 1,039 metres of definition drilling. The results obtained led to the identification of several promising targets at the Beaufor Mine. During the third quarter, additional holes will be drilled in Zones B, C, 8 and 22.

Hammerdown

At the Hammerdown Mine, gold sales for the quarter totalled 5,402 ounces produced at a cash cost of US$250 per ounce compared with sales of 13,704 ounces at a cash cost of US$217 for the same period in 2003. The number of ounces sold declined sharply because, as planned, the mine stopped operating in May 2004 following the depletion of its reserves. As for the higher per-ounce cost, it is attributable to lower grades, which averaged 12.32 g/t Au compared with 13.80 g/t Au for the second quarter of 2003. The currency exchange rate also contributed to this increase.

During the first six months of the year, sales of gold from the Hammerdown Mine totalled 10,623 ounces produced at an average cash cost of US$280 per ounce compared with a total of 19,780 ounces produced at an average cash cost of US$222 per ounce during the same period of 2003. The higher costs are mainly attributable to the grades obtained, which were 17% lower than during the same period last year, and to the 4% increase in the value of the Canadian dollar.

The Nugget Pond Mill continued to process ore from the Hammerdown Mine until the beginning of July, and the ounces of gold sold will be accounted for with the results for the third quarter. In total, the Hammerdown Mine will have produced slightly more than 143,000 ounces of gold since production commenced in July 2001.

The site-restoration work began as soon as the Hammerdown Mine closed. All buildings and equipment have been removed, the site has been secured and the revegetation process is under way. Richmont Mines estimates that 90% of the restoration work at the Hammerdown Mine site will have been completed as of the date of this report and anticipates that the work will be fully completed by the end of the third quarter.

At the Nugget Pond Mill, the Company has reduced expenses to a minimum while maintaining the installations in working condition as it continues to assess various options, including custom milling for third parties.

Camflo

During the first six months of 2004, the Camflo Mill processed 20,629 tonnes of ore pursuant to a custom-milling contract and is scheduled to custom mill an additional 60,000 tonnes during the second half of the year. The Company thus expects to exceed the custom-milling target of 50,000 tonnes announced in its 2003 annual report. Since the beginning of the year, the Camflo Mill has processed a total of 162,613 tonnes of ore compared with 121,217 during the same period of 2003.

Following an application for certification submitted by the hourly-paid employees of the Camflo Mill in February 2003, an initial collective agreement was signed in May 2004 and will cover a three-year period ending December 31, 2006. Negotiations proceeded smoothly and had no significant impact on operations.

Advanced exploration projects

East Amphi

During the second quarter, several projects were completed on the East Amphi property, with a total of $2,590,792 being invested in exploration. Since the beginning of 2004, the exploration ramp has advanced 351 metres to reach a vertical depth of 53 metres and should be extended to the target depth of 200 metres by the end of 2004. A total of 23 holes totalling 6,313 metres were drilled during the quarter. Since the beginning of the year, 47 holes totalling 12,700 metres have been completed and a total of $3,846,310 has been invested in this exploration work.

The resource analysis and assessment process has begun and will be completed during the third quarter. This work will make it possible to identify the optimal position for the drift required to begin an underground drilling program and thus to define the main zone and verify its extension at depth. Richmont Mines plans to invest over $7 million on the East Amphi property during 2004. The project is progressing in accordance with the planning established at the beginning of the year.

Valentine Lake

Following the encouraging results obtained during the first phase of exploration in winter 2004, Richmont Mines initiated a second phase of drilling at the end of June. This phase will comprise a minimum of nine holes, for a total of 3,300 metres of drilling in the area hosting the main ore zone. The objective of this program will be to verify the extension at depth of the zone and to test the potential of certain targets east of the main zone.

Richmont Mines intends to invest approximately $450,000 in this second phase of exploration, which should be completed by the end of the third quarter, at which point the Company will complete a preliminary resource calculation.

The Valentine Lake project has thus become Richmont Mines' key exploration target in Newfoundland. The main advantages of this project include the presence of high grades of gold as well as the great thickness, steep dip and shallow depth of the mineralized zone.

Island Gold

The major work carried out by Patricia Mining during the second quarter includes the preparation of the surface installations, the dewatering of the ramp beneath the 125-metre level and the preparation of an exploration program involving a total of 8,600 metres of underground drilling, 100 metres of exploration drifts and 120 metres of drifting in the ore. The surface drilling exploration program comprising nine holes totalling over 6,000 metres confirmed the extension of the main zone at a depth of 400 metres from the surface. Economic intersections were also identified in the North Zone, located 300 metres north of the main zone. A new zone was also identified between these two zones. Further details are available in the Patricia Mining press releases dated June 17 and July 19, 2004.

At the beginning of July, the underground definition drilling and excavation work commenced. All of this work should be completed toward the end of 2004.

Bear in mind that Richmont Mines has the option to acquire a 55% interest in the Island Gold project by investing up to $10 million to bring the project into production. Richmont Mines should be in a position to make a decision regarding this acquisition during the first quarter of 2005.

Liquidity and capital resources

Operating activities

Thanks to the profitability of the Beaufor and Hammerdown Mines, cash flow from operations before the net change in non-cash working capital was $2,240,094 for the second quarter of 2004 compared with $3,030,885 in 2003. For the first six months of the year, this item totalled $2,637,807 compared with $4,406,806 in 2003. This decrease reflects lower production and net earnings compared with 2003.

Investment activities

Since the beginning of 2004, the main focus of Richmont Mines' investment activities has been the East Amphi exploration project. The Company thus invested $2,590,792 to carry out exploration on this property during the second quarter, for a total of $3,846,310 in 2004. Most of this amount was spent on exploration drilling and the driving of an underground access ramp. At the Beaufor Mine, a sum of $279,977 was invested during the second quarter, for a total of $432,747 in 2004, compared with $529,162 and $667,724 for the corresponding periods of 2003. During the second quarter of 2003, the Company redeemed short-term investments valued at $2,913,400.

Financing activities

During the second quarter of 2004, the Company issued 5,000 shares following the exercise of $25,000 in stock options. Since the beginning of the year, Richmont Mines has issued 192,000 shares for a consideration of $671,893. Furthermore, through its issuer bid, the Company bought back 127,200 common shares for a total amount of $626,756 during the second quarter of 2004 and has purchased 165,700 of its outstanding common shares for a sum of $853,956 since the beginning of the year. Louvem Mines Inc., a 69%-owned subsidiary of Richmont Mines, also bought back 45,000 of its outstanding shares for a consideration of $39,150, bringing the total number of shares redeemed in 2004 to 83,300 and the consideration paid to $76,876. As announced on July 7, 2004, Richmont Mines has renewed its share buyback program for a 12-month period, authorizing the Company to purchase up to 800,000 shares, or 5% of its issued capital, for a period of 12 months ending July 8, 2005. In the opinion of the Company's management, this normal course issued bid is justified by the fact that the common shares might be undervalued on the market from time to time in regards to Richmont Mines' financial position and future prospects and that the purchase thereof by the Company is an appropriate use of its funds. In accordance with the terms of this bid, all such acquired shares were automatically cancelled. The consideration that the Company paid for the shares purchased corresponds to their market price at the time of acquisition. As of June 30, 2004, the Company had 16.1 million shares outstanding. During the second quarter of 2003, the Company issued, following the exercise of stock options, 34,800 shares for an amount of $88,760 and during the first six months of the year a total of 203,700 shares for a consideration of $686,280. The Company purchased none of its outstanding shares during the first semester of 2003.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. Readers are encouraged to consult the Company's annual report and information form for more extensive information about the main critical factors to be taken into account.

Auditors

External auditors have not reviewed this management report or the financial statements for the six-month period ended June 30, 2004.

Commitments, contingencies, known risks and uncertainties

During 2004, the Company will incur up to $6 million in exploration costs on the East Amphi mining property. This work commenced in December 2003 and mainly involves driving an access ramp, the lateral extension of the exploration drifts and a major drilling campaign. The "Advanced exploration projects" section includes a summary of the work completed thus far. Since the beginning of the year, $3.8 million in expenses has been incurred and the Company plans to completely fulfill its commitment by October 2004.

In July 2001, Richmont Mines reached an agreement with the Quebec Ministry of Natural Resources entitling the Company to a total of $2.7 million in government assistance, which may become repayable under certain condition such as:

- The Beaufor Mine must remain in production throughout all 12 months of each of the base years, which begin on August 1 and end on July 31, 2005, 2006 and 2007.
- The annual average price of gold for each of these base years must be higher than US$325 per ounce.

Since it was not possible to determine the amount of any such repayment as at June 30, 2004, no provision was recorded for this purpose.

Outlook 2004

In the quarters ahead, Richmont Mines expects to maintain production at the Beaufor Mine at its current level to meet its annual production target of 70,000 ounces of gold for 2004. Gold market conditions have been consistently favourable since the beginning of the year, and Richmont Mines remains confident that this will continue to be case. In keeping with its objective to become a producer of approximately 250,000 ounces of gold annually within three to five years, the Company plans to pursue exploration work on its three advanced exploration properties, namely East Amphi, Island Gold and Valentine Lake.

The exploration budget for the third and fourth quarter allocates an amount of more than $3 million for work on the East Amphi property and $450,000 for Valentine Lake. Patricia Mining will invest approximately $2 million on the Island Gold property. Richmont Mines will also invest $500,000 on the Sewell and Cripple Creek properties west of Timmins, Ontario. These investments will be financed from cash on hand. As at June 30, 2004, Richmont Mines had cash, cash equivalents and short-term investments of $28,283,885. The Company has no long-term debt, other than its asset retirement obligations and future income tax liabilities, and had working capital of $28.9 million as at June 30, 2004. Richmont Mines has no hedging contracts for gold or currency.

Louis Dionne
President

Disclosure regarding forward-looking statements
This report contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-U.S. exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in periodic reports from Richmont Mines Inc.

RICHMONT MINES INC.
CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)   (In Canadian dollars)

	Three months ended		Six months ended	
	June 30, 2004	June 30, 2003	**June 30, 2004**	June 30, 2003
	$	$	**$**	$
		(Restated)		*(Restated)*
REVENUES				
Precious metals	**13,180,348**	14,275,129	**19,788,815**	23,398,122
Other revenues	**288,309**	863,759	**562,063**	1,436,416
	13,468,657	15,138,888	**20,350,878**	24,834,538
EXPENSES				
Operating costs	**9,351,682**	9,058,618	**14,466,493**	14,818,695
Royalties	**141,070**	283,424	**242,389**	435,563
Administration *(note 2)*	**525,722**	765,492	**1,750,998**	1,424,856
Exploration and evaluation of projects *(note 3)*	**555,884**	1,003,233	**1,315,486**	2,687,995
Accretion expense of asset retirement obligations	**43,805**	37,456	**87,026**	74,414
Depreciation and depletion	**1,131,636**	1,650,252	**2,044,370**	2,476,790
	11,749,799	12,798,475	**19,906,762**	21,918,313
EARNINGS BEFORE OTHER ITEMS	**1,718,858**	2,340,413	**444,116**	2,916,225
MINING AND INCOME TAXES	**350,921**	706,892	**174,541**	862,513
	1,367,937	1,633,521	**269,575**	2,053,712
MINORITY INTEREST	**215,925**	315,574	**239,723**	538,005
NET EARNINGS	**1,152,012**	1,317,947	**29,852**	1,515,707
NET EARNINGS PER SHARE				
Basic	**0.07**	0.08	**-**	0.10
Diluted	**0.07**	0.08	**-**	0.09
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	**16,171,935**	15,931,420	**16,175,905**	15,893,430

RICHMONT MINES INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(Unaudited) (In Canadian dollars)

	Three months ended		Six months ended	
	June 30, 2004	June 30, 2003	**June 30, 2004**	June 30, 2003
	$	$	**$**	$
		(Restated)		*(Restated)*
BALANCE, BEGINNING OF PERIOD	**11,971,149**	9,847,798	**13,252,364**	9,476,530
Changes in accounting policies	**-**	(1,053,906)	**-**	(880,398)
Restated balance	**11,971,149**	8,793,892	**13,252,364**	8,596,132
Net earnings	**1,152,012**	1,317,947	**29,852**	1,515,707
Redemption of shares	**(401,612)**	-	**(560,667)**	-
BALANCE, END OF PERIOD	**12,721,549**	10,111,839	**12,721,549**	10,111,839

RICHMONT MINES INC.
CONSOLIDATED BALANCE SHEETS

(In Canadian dollars)

	June 30, 2004	December 31, 2003
	$	$
	(Unaudited)	*(Audited)*
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	**27,393,885**	29,083,879
Short-term investments *(note 4)*	**890,000**	1,000,000
Accounts receivable	**1,759,238**	3,203,269
Inventories *(note 5)*	**3,165,745**	2,848,758
	33,208,868	36,135,906
SECURITY DEPOSITS	**1,426,061**	1,286,061
PROPERTY, PLANT AND EQUIPMENT	**17,398,050**	14,938,778
FUTURE MINING AND INCOME TAXES	**1,618,193**	1,134,452
	53,651,172	53,495,197
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued charges	**4,341,901**	3,507,213
Mining and income taxes payable	**13,569**	1,444,718
	4,355,470	4,951,931
ASSET RETIREMENT OBLIGATIONS	**3,153,245**	3,207,529
MINORITY INTEREST	**1,262,961**	1,055,917
FUTURE MINING AND INCOME TAXES	**719,386**	672,061
	9,491,062	9,887,438
SHAREHOLDERS' EQUITY		
Capital stock *(note 6)*	**28,567,660**	28,189,056
Contributed surplus	**2,870,901**	2,166,339
Retained earnings	**12,721,549**	13,252,364
	44,160,110	43,607,759
Commitments *(note 7)*		
Contingency *(note 8)*		
	53,651,172	53,495,197

RICHMONT MINES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited)			(In Canadian dollars)	
	Three months ended		**Six months ended**	
	June 30, 2004	June 30, 2003	**June 30, 2004**	June 30, 2003
	$	$	**$**	$
		(Restated)		*(Restated)*
CASH FLOW FROM OPERATIONS				
Net earnings	**1,152,012**	1,317,947	**29,852**	1,515,707
Adjustments for:				
Depreciation and depletion	**1,131,636**	1,650,252	**2,044,370**	2,476,790
Stock-based compensation	**42,126**	109,956	**704,562**	181,552
Accretion expense of asset retirement obligations	**43,805**	37,456	**87,026**	74,414
Liability settlement of asset retirement obligations	**(141,310)**	-	**(141,310)**	-
Write-down of short-term investments	**110,000**	-	**110,000**	20,638
Minority interest	**215,925**	315,574	**239,723**	538,005
Future mining and income taxes	**(314,100)**	(400,300)	**(436,416)**	(400,300)
	2,240,094	3,030,885	**2,637,807**	4,406,806
Net change in non-cash working capital	**2,739,390**	140,953	**574,780**	(4,351,413)
	4,979,484	3,171,838	**3,212,587**	55,393
CASH FLOW FROM (USED IN) INVESTMENTS				
Short-term investments	**-**	2,913,400	**-**	2,913,400
Security deposits	**30,000**	-	**(140,000)**	-
Beaufor Mine	**(279,977)**	(529,162)	**(432,747)**	(667,724)
East Amphi property	**(2,590,792)**	-	**(3,846,310)**	-
Other fixed assets	**(106,369)**	(103,502)	**(224,585)**	(211,731)
	(2,947,138)	2,280,736	**(4,643,642)**	2,033,945
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES				
Issue of common shares	**25,000**	88,760	**671,893**	686,280
Redemption of common shares	**(626,756)**	-	**(853,956)**	-
Redemption of shares by a subsidiary	**(39,150)**	-	**(76,876)**	-
	(640,906)	88,760	**(258,939)**	686,280
Net increase (decrease) in cash and cash equivalents	**1,391,440**	5,541,334	**(1,689,994)**	2,775,618
Cash and cash equivalents, beginning of period	**26,002,445**	16,707,519	**29,083,879**	19,473,235
Cash and cash equivalents, end of period	**27,393,885**	22,248,853	**27,393,885**	22,248,853

Cash and cash equivalents comprise cash and short-term investments with original maturity dated of less than 90 days.

July 28, 2004   Richmont Mines Inc.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six-month period ended June 30, 2004 and 2003
(Unaudited)

Richmont Mines Inc. (the « Company »), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

1.   SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the most recent annual financial statements.

2.   ADMINISTRATION

	Three months ended		Six months ended	
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	$	$	$	$
General cost	483,596	655,536	1,046,436	1,243,304
Stock-based compensation (see Black & Scholes evaluation model note 6 c)	42,126	109,956	704,562	181,552
	525,722	765,492	1,750,998	1,424,856

3.   EXPLORATION AND EVALUATION OF PROJECTS

	Three months ended		Six months ended	
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	$	$	$	$
Beaufor Mine	280,627	322,489	529,674	572,578
Hammerdown Mine	54,338	278,235	217,279	377,859
Valentine Lake property	121,037	-	357,291	-
Wasamac property	144,528	238,545	287,817	357,598
Francoeur Mine	2,144	484,580	2,144	1,659,143
Other properties	105,277	-	280,653	-
Evaluation of projects	-	77,252	6,642	118,685
	707,951	1,401,101	1,681,500	3,085,863
Exploration tax credit	(152,067)	(397,868)	(366,014)	(397,868)
	555,884	1,003,233	1,315,486	2,687,995

Six-month period ended June 30, 2004 and 2003
(Unaudited)

4.   SHORT-TERM INVESTMENTS

Short-term investments include investments in shares of publicly-traded companies and short-term investments with an original term of more then 90 days, but no longer than one year. The fair market value is $890,000 as at June 30, 2004 ($1,540,000 as at December 31, 2003).

5.   INVENTORIES

	June 30, 2004	December 31, 2003
	$	$
		(Audited)
Precious metals	1,525,120	801,706
Ore	590,954	625,900
Supply	1,049,671	1,421,152
	3,165,745	2,848,758

6.   CAPITAL STOCK

Authorized: Unlimited number of common shares, no par value

	June 30, 2004		December 31, 2003	
	Number of shares	Amount $	Number of shares	Amount $
			(Audited)	
Issued and paid: Common shares				
Balance, beginning of period	16,073,653	28,189,056	15,747,300	26,740,292
Issue of shares a)	192,000	671,893	441,653	1,647,656
Redemption of shares b)	(165,700)	(293,289)	(115,300)	(198,892)
Balance, end of period	**16,099,953**	**28,567,660**	16,073,653	28,189,056

a) **Issue of shares**

During the six-month period ended June 30, 2004, the Company issued, through the exercise of stock options, 192,000 common shares for a cash consideration of $671,893. In 2003, the Company issued 441,653 common shares for a cash consideration of $1,647,656.

b) **Redemption of shares**

During the period, the Company redeemed 165,700 common shares for $853,956 in cash. In 2003, the Company redeemed 115,300 common shares for $577,201 in cash. Those transactions reduced retained earnings by $560,667 in 2004 and $378,309 in 2003.

6.   **CAPITAL STOCK (CONTINUED)**

c) **Stock Option Purchase Plan**

The Company offers a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002 and 2003, the Company may grant options for up to 4,444,400 common shares. The exercise price of each option is the market price of the Company's stock on the date of grant and the maximum term of the granted options is 10 years.

A summary of the status, as of June 30, 2004 and December 31, 2003, of the Company's Stock Option Purchase Plan, and changes during the period and the year then ended, is presented below:

| | June 30, 2004 | | December 31, 2003 | |
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
			(Audited)	
Options outstanding, beginning of period	1,745,500	3.84	1,903,900	3.53
Granted	290,000	6.60	155,000	4.87
Exercised	(192,000)	3.56	(300,900)	2.47
Cancelled or expired	(40,000)	5.80	(12,500)	2.28
Options outstanding, end of period	1,803,500	4.27	1,745,500	3.84
Exercisable options, end of period	1,465,500	4.08	1,459,500	3.71

The following table summarizes information about the Stock Options Plan at June 30, 2004:

| | Options outstanding at June 30, 2004 | | | Exercisable options at June 30, 2004 | |
Exercise prices	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options	Weighted average exercise price $
$1.65 to $2.50	373,500	1.7	1.77	363,500	1.75
$3.10 to $4.42	245,000	3.0	3.73	154,000	3.49
$4.60 to $6.60	1,185,000	3.7	5.17	948,000	5.07
	1,803,500	**3.2**	**4.27**	**1,465,500**	**4.08**

6.   CAPITAL STOCK (CONTINUED)

c)   Stock Option Purchase Plan (continued)

During the six-month period ended June 30, 2004, the Company allocated 290,000 stock options to senior executives and management. The weighted average fair value of these stock options at the allocation date, calculated using the Black & Scholes option pricing model, is $3.23. For the period ended June 30, 2004, the compensation cost recorded in expenses for the allocation of stock-based compensation for the benefit of employees is $704,562 ($181,552 in 2003). The same amounts were credited to contributed surplus for these allocations. The costs were calculated using the Black & Scholes option pricing model with the following assumptions:

	June 30, 2004	June 30, 2003
Risk-free interest rate	**3.5%**	4.0%
Expected life	**4 year**	4 years
Expected volatility	**60%**	60%
Expected dividend yield	**0.0%**	0.0%

d)   Autres options d'achat d'actions

	June 30, 2004		December 31, 2003	
	Number of options	**Weighted average exercise price $**	Number of options	Weighted average exercise price $
			(Audited)	
Options outstanding, beginning of period	**100,000**	**2.00**	180,000	3.42
Exercised	**-**	**-**	(80,000)	5.20
Options outstanding, end of period and exercisable	**100,000**	**2.00**	100,000	2.00

As at June 30, 2004, the other 100,000 stock options have an exercise price of $2.00 and a weighted average remaining life of 0.8 year.

7.   COMMITMENTS

The Company is subject to pay royalties on the production of the Hammerdown and Beaufor mines and on that of other properties if they are brought into commercial production.

The Company will do exploration work for up to $6,000,000 on the East Amphi property during 2004.

8. CONTINCENGY

Since an agreement was signed in July 2001 with the Quebec Ministry of Natural Resources, the amounts of government assistance recorded in earnings and as a reduction of the cost of property, plant and equipment are $2,125,756 and $574,244, respectively. This assistance may become repayable in three payments of $900,000 payable on July 31, 2005, 2006 and 2007, if the Beaufor Mine remains in production throughout all 12 months preceding the payable date and if the annual average daily price of gold, based on the London AM FIX, is equal to or higher than US$325 per ounce. It is not currently possible to determine the amount of such repayment, if any, and, accordingly, no provision has been recorded in these financial statements.

9. COMPARATIVE FIGURES

Certain comparative figures provided for the period ended June 30, 2003 have been reclassified to conform with the presentation adopted for the period ended June 30, 2004.

10. INFORMATION BY SEGMENT

The Company operates gold mines at different sites in Quebec and Newfoundland. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items.

Six-month period ended June 30, 2004 and 2003
(Unaudited)

10. INFORMATION BY SEGMENT (CONTINUED)

	Three months ended June 30, 2004			
	Quebec $	Newfoundland $	Corporate and other $	Total $
Revenues	**10,542,245**	**2,924,094**	**2,318**	**13,468,657**
Mining operation and other expenses	**7,714,159**	**1,821,841**	**526,279**	**10,062,279**
Exploration and evaluation of projects	**320,548**	**175,376**	**59,960**	**555,884**
Depreciation and depletion	**336,641**	**756,187**	**38,808**	**1,131,636**
Earnings (loss) before other items	**2,170,897**	**170,690**	**(622,729)**	**1,718,858**
Acquisition of property, plant and equipment	**359,980**	**-**	**2,617,158**	**2,977,138**
Current assets	**5,912,249**	**1,520,865**	**25,775,754**	**33,208,868**
Security deposits	**1,237,061**	**-**	**189,000**	**1,426,061**
Property, plant and equipment	**4,487,670**	**798,464**	**12,111,916**	**17,398,050**
Future mining and income taxes	**736,515**	**-**	**881,678**	**1,618,193**
Total assets	**12,373,495**	**2,319,329**	**38,958,348**	**53,651,172**

	Three months ended June 30, 2003			
	Quebec $	Newfoundland $	Corporate and other $	Total $
	(Restated)			
Revenues	7,968,761	6,719,768	450,359	15,138,888
Mining operation and other expenses	5,242,625	4,192,971	709,394	10,144,990
Exploration and evaluation of projects	323,408	278,235	401,590	1,003,233
Depreciation and depletion	228,508	1,398,652	23,092	1,650,252
Earnings (loss) before other items	2,174,220	849,910	(683,717)	2,340,413
Acquisition of property, plant and equipment	631,365	-	1,299	632,664
December 31, 2003 *(audited)*				
Current assets	5,182,808	1,473,211	29,479,887	36,135,906
Security deposits	1,237,061	30,000	19,000	1,286,061
Property, plant and equipment	4,431,964	2,285,634	8,221,180	14,938,778
Future mining and income taxes	424,299	-	710,153	1,134,452
Total assets	11,276,132	3,788,845	38,430,220	53,495,197

Six-month period ended June 30, 2004 and 2003
(Unaudited)

10.   INFORMATION BY SEGMENT (CONTINUED)

	Six months ended June 30, 2004			
	Quebec $	Newfoundland $	Corporate and other $	Total $
Revenues	14,448,308	5,751,427	151,143	20,350,878
Mining operation and other expenses	10,791,830	4,024,529	1,730,547	16,546,906
Exploration and evaluation of projects	637,997	565,448	112,041	1,315,486
Depreciation and depletion	482,712	1,487,170	74,488	2,044,370
Earnings (loss) before other items	2,535,769	(325,720)	(1,765,933)	444,116
Acquisition of property, plant and equipment	538,417	-	3,965,225	4,503,642
Current assets	5,912,249	1,520,865	25,775,754	33,208,868
Security deposits	1,237,061	-	189,000	1,426,061
Property, plant and equipment	4,487,670	798,464	12,111,916	17,398,050
Future mining and income taxes	736,515	-	881,678	1,618,193
Total assets	12,373,495	2,319,329	38,958,348	53,651,172

	Six months ended June 30, 2003			
	Quebec $	Newfoundland $	Corporate and other $	Total $
	(Restated)			
Revenues	14,110,704	9,891,328	832,506	24,834,538
Mining operation and other expenses	9,211,958	6,193,594	1,347,976	16,753,528
Exploration and evaluation of projects	573,703	377,859	1,736,433	2,687,995
Depreciation and depletion	396,011	2,034,595	46,184	2,476,790
Earnings (loss) before other items	3,929,032	1,285,280	(2,298,087)	2,916,225
Acquisition of property, plant and equipment	868,081	-	11,374	879,455
December 31, 2003 *(audited)*				
Current assets	5,182,808	1,473,211	29,479,887	36,135,906
Security deposits	1,237,061	30,000	19,000	1,286,061
Property, plant and equipment	4,431,964	2,285,634	8,221,180	14,938,778
Future mining and income taxes	424,299	-	710,153	1,134,452
Total assets	11,276,132	3,788,845	38,430,220	53,495,197

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of _____July_____, 20__04__ .

Commission File Number _____0-28816_____

Richmont Mines Inc.
(Translation of registrant's name into English)
110, avenue Principale, Rouyn-Noranda (Quebec) J9X 4P2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____ .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Richmont Mines Inc.
	(Registrant)

Date   July 28, 2004   By   Jean-Yves Laliberté (signed)

	(Signature)*
	Jean-Yves Laliberté
* Print the name and title under the signature of the signing officer.	Vice President, Finance

SEC 1815 (11-02)   **Persons who are to respond to the collection of information contained In this form are not required to respond unless the form displays a currently valid OMB control number.**